

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 16, 2017

Via E-mail
Mr. Edward P. Hennessey Jr.
Chief Financial Officer
CleanTech Biofuels, Inc.
7386 Pershing Avenue
University City, Missouri 63130

**RE: CleanTech Biofuels, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 31, 2017
File No. 333-145939**

Dear Mr. Hennessey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction